Exhibit 99.2

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Materialise NV

Technologielaan 15

3001 Leuven

Enterprise number: 0441.131.254

RPR/RPM Leuven

(the "Company" or “we”)

MANAGEMENT REPORT

TO THE ANNUAL GENERAL MEETING

TO BE HELD ON 4 JUNE 2024

Ladies and Gentlemen,

In accordance with the requirements laid down by law and the articles of association of the Company, the board of directors of the Company is pleased to report to you about the activities of the Company and its subsidiaries (the "Group") for the financial year starting on January 1, 2023 and ending on December 31, 2023, and to present to you both the statutory annual accounts as well as the consolidated annual accounts as at December 31, 2023. This report has been prepared in accordance with articles 3:5 and 3:32 of the Belgian Code of Companies and Associations. For additional information, please refer to our annual report on Form 20-F which has been filed with the SEC and is available on our website.

1.	Analysis of the operating results on a consolidated basis

On a consolidated basis, the results of our operations, as derived from our consolidated annual accounts prepared in accordance with IFRS as issued by IASB and adopted by the European Union, can be summarized as follows:

Comparison of the Years Ended December 31, 2023 and 2022

	Year Ended December 31,
	2023	2022	% Change

	(in thousands of €)		(%)
Revenue	256,127	232,023	10.4%
Cost of sales	(110,996)	(103,255)	7.5%
Gross profit	145,131	128,768	12.7%

Research and development expenses	(38,098)	(37,568)	1.4%
Sales and marketing expenses	(57,822)	(62,125)	(6.9)%
General and administrative expenses	(37,068)	(35,143)	5.5%
Net other operating income (expenses)	(6,524)	3,196
Operating (loss) profit	5,619	(2,872)

Financial expenses	(3,865)	(4,420)
Financial income	5,019	6,114
(Loss) profit before taxes	6,772	(1,178)

Income taxes	(78)	(975)
Net (loss) profit for the year	6,695	(2,153)

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Comparison for the Years Ended December 31, 2023 and 2022 by Segment

	Materialise Software	Materialise Medical	Materialise Manufacturing	Total Segments	Unallocated (1)	Consolidated

	(in thousands of €, except percentages)
For the year ended December 31, 2023
Revenues	44,442	101,376	110,310	256,127		256,127
Segment Adjusted EBITDA	7,450	26,544	7,537	41,530	(10,133)	31,397
Segment Adjusted EBITDA %	16.8%	26.2%	6.8%	16.2%		12.3%

For the year ended December 31, 2022
Revenues	43,688	84,846	103,489	232,023		232,023
Segment Adjusted EBITDA	1,514	18,822	8,229	28,565	(9,551)	19,014
Segment Adjusted EBITDA %	3.5%	22.2%	8.0%	12.3%		8.2%

(1) Unallocated related Segment Adjusted EBITDA consist of corporate research and development, corporate headquarter costs and other operating income (expense).

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Comparison for the Years Ended December 31, 2023 and 2022

	Year ended December 31,
In 000€	2023	2022
Assets
Non-current assets	190,166	194,847
Current assets	206,465	216,415
Total assets	396,630	411,262

Equity and liabilities
Equity attributable to the owners of the parent	236,646	228,955
Non-controlling interest	(53)	(28)
Equity	236,594	228,928
Non-current liabilities	55,086	76,220
Current liabilities	104,950	106,114
Total equity and liabilities	396,630	411,262

Analysis

Revenue. Revenue increased by € 24.1 million, or 10.4%, to € 256.1 million in the year ended December 31, 2023, from € 232.0 million in the year ended December 31, 2022.

Revenue from our Materialise Software segment increased € 0.7 million, or 1.7%, from € 43.7 million in the year ended December 31, 2022, to € 44.4 million in the year ended December 31, 2023. Recurrent revenue, consisting of limited license fees and maintenance fees, increased by € 2.0 million, or 7.2%, in the year ended December 31, 2023. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by € 1.2 million, or 7.6%, in the year ended December 31, 2023. Deferred revenue from license and maintenance fees amounted to € 0.8 million in the year ended December 31, 2023, compared to € 2.7 million in the year ended December 31, 2022.

Revenue from our Materialise Medical segment increased € 16.5 million, or 19.5%, from € 84.8 million in the year ended December 31, 2022, to € 101.4 million in the year ended December 31, 2023. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by € 4.7 million, or 20.3%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 87.2% of all medical software revenues in the year ended December 31, 2023, compared to 84.8% in the year ended December 31, 2022. Our non-recurrent revenue from perpetual licenses and services remained consistent in the year ended December 31, 2023, compared to the year ended December 31, 2022. Deferred revenue from license and maintenance fees amounted to € 0.7 million in the year ended December 31, 2023, compared to € 5.1 million in the year ended December 31, 2022. Revenues from medical devices and services grew by € 11.9 million, or 20.6%, in the year ended December 31, 2023, driven by growth in all of our sales channels across our different core markets. As of December 31, 2023, our Materialise Medical segment operated 50 3D printers, as compared to 49 as of December 31, 2022.

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Revenue from our Materialise Manufacturing segment increased € 6.8 million, or 6.6%, from € 103.5 million in the year ended December 31, 2022, to € 110.3 million in the year ended December 31, 2023. Materialise Manufacturing operated 157 3D printers, 28 CNC machines and 5 vacuum casting machines as of December 31, 2023, compared to 156 3D printers, 22 CNC machines and 6 vacuum casting machines as of December 31, 2022, respectively.

Gross profit. Gross profit increased € 16.4 million from € 128.8 million in the year ended December 31, 2022, to € 145.1 million in the year ended December 31, 2023, mainly driven by increased revenue in all three Materialise segments, slightly offset by higher production costs. The overall gross profit margin (gross profit divided by our revenue) amounted to 56.7% in the year ended December 31, 2023, compared to 55.5% in the year ended December 31, 2022.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses decreased, in the aggregate, to € 133.0 million in the year ended December 31, 2023, compared to € 134.8 million in the year ended December 31, 2022. R&D expenses increased from € 37.6 million to € 38.1 million, or 1.4%. S&M expenses decreased from € 62.1 million to € 57.8 million, or 6.9%, driven by our Materialise Software segment sales reorganization. G&A expenses increased from € 35.1 million to € 37.1 million, or 5.5%. The G&A expenses included the roll-out of our ongoing internal digital transformation project.

Net other operating income. Net other operating income decreased to a negative € 6.5 million, in the year ended December 31, 2023, compared to a positive € 3.2 million net other operating income in the year ended December 31, 2022. The main drivers of this decrease were an arbitration settlement of € 5.2 million, an impairment loss related to intangible assets of € 3.0 million, an impairment loss related to goodwill of € 1.2 million, and an amortization expenses of acquired intangible assets, which represented an expense of € 4.0 million for the year ended December 31, 2023, compared to € 5.1 million for the year ended December 31, 2022. These expenses were partially offset by withholding tax exemptions (€ 3.0 million), grants received (€ 1.8 million), and R&D tax credits (€ 1.4 million).

Net financial income (financial income and financial expense). Net financial income was € 1.2 million in the year ended December 31, 2023, compared to a net income of € 1.7 million in the year ended December 31, 2022. In 2023, the net positive result was mainly due to increased interest income on short-term deposits from higher prevailing interest rates, partially offset by increased interest expense on our loans and borrowings.

Income taxes. Income taxes in the year ended December 31, 2023 resulted in an expense of € 0.1 million, which was a combination of deferred tax benefits amounting to € 2.3 million and current income tax expenses of € 2.4 million.

Net profit/loss. As a result of the factors described above, net profit amounted to € 6.7 million in the year ended December 31, 2023 compared to a net loss of € 2.2 million in the year ended December 31, 2022.

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EBITDA. As a result of the factors described above, our consolidated EBITDA was € 27.1 million in the year ended December 31, 2023, compared to € 19.2 million in the year ended December 31, 2022, an increase of € 8.0 million. During 2023, we continued to strategically invest in our growth businesses and progressed on our transition to cloud-based annual license revenue in our Materialise Software segment. In 2023, revenue increased by 10.4%. Our 2023 EBITDA included expenses of € 4.2 million from the impairment of goodwill (€ 1.2 million) and partial impairment of the intangible assets (€ 2.4 million) of Materialise Motion NV and the impairment of intangible and tangible assets (€ 0.7 million) of Engimplan. These expenses were, among others, not reflected in our Adjusted EBITDA. Our consolidated Adjusted EBITDA was € 31.4 million in the year ended December 31, 2023, compared to € 19.0 million in the year ended December 31, 2022, an increase of € 12.4 million.

Our Materialise Software segment’s Adjusted EBITDA was € 7.5 million in the year ended December 31, 2023, compared to € 1.5 million in the year ended December 31, 2022. This segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased to 16.8% in the year ended December 31, 2023, from 3.5% for the year ended December 31, 2022. The increase in the Adjusted EBITDA margin was the result of costs containment efforts while further investing in R&D expenses.

Our Materialise Medical segment’s Adjusted EBITDA amounted to € 26.5 million in the year ended December 31, 2023, compared to € 18.8 million in the year ended December 31, 2022. The segment’s Adjusted EBITDA margin increased to 26.2% in the year ended December 31, 2022 from 22.2% in the year ended December 31, 2022. The increase in the segment’s Adjusted EBITDA margin was as a result of increased revenues while keeping costs under control.

Our Materialise Manufacturing segment’s Adjusted EBITDA amounts to € 7.5 million in the year ended December 31, 2023, from € 8.2 million in the year ended December 31, 2022. The Adjusted EBITDA margin of this segment decreased to 6.8% in the year ended December 31, 2023, from 8.0% in the year ended December 31, 2022, as a result of less favorable market conditions and continued investments in our growth business lines.

The total balance sheet amounted to € 396.6 million in the year ended December 31, 2023, compared to € 411.3 million in the year ended December 31, 2022.

Non-current assets decreased € 4.6 million from € 194.8 to € 190.2 million in the year ended December 31, 2023. Our goodwill decreased by € 1.0 million. Our intangible assets, property, plant & equipment and right-of-use assets decreased by € 5.6 million to € 135.0 million. Our other non-current assets amount to € 5.5 million.

Our cash and cash equivalents decreased with € 13.3 million to € 127.6 million per December 31, 2023.

Our loans & borrowings decreased € 16.5 million to € 56.5 million per December 31, 2023. Of the total debt, € 22.9 million is short term.

Total equity per December 31, 2023 amounts to € 236.6 million compared to € 228.9 million last year.

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2.	Analysis of the operating results at the level of the company

At the level of the Company, the results of our operations, as derived from our statutory annual accounts prepared in accordance with Belgian GAAP, can be summarized as follows:

Comparison of the Years Ended December 31, 2023 and 2022

	Year Ended December 31,
	2023	2022	% Change

	(in thousands of €)		(%)
Operating income	192,842	172,796	11.6%
70 Turnover	162,690	139,864	16.3%
71 Stocks of finished goods and WIP increase	556	229	143.1%
72 Own work capitalized	23,213	26,352	-11.9%
74 Other operating income	5,924	6,291	-5.8%
76 Non-recurring operating income	459	60	661.5%

Operating charges	188,291	181,008	4.0%
60 Raw materials-consumables	37,657	33,927	11.0%
61 Services and other goods	57,137	61,741	-7.5%
62 Remuneration, social security and pensions	55,375	50,919	8.8%
63 Depreciations and other amounts written off	32,377	33,429	-3.1%
64 Other operating charges	5,740	690	731.5%
66 Non-recurring operating charges	6	303

Operating profit (loss)	4,551	-8,212	-155.4%

Financial income	10,782	14,568
Financial charges	11,569	7,001
Gain (loss) on ordinary activities before taxes	3,764	-645

Transfer from deferred taxes and tax free reserves	1	1.49
Taxes on result	207	229
Net profit	3,558	-872

	Year Ended December 31,
	2023	2022

	(in thousands of €)
Assets	375,993	392,108
Formation expenses	2,355	3,329
Fixed assets	169,413	180,284
Current assets	204,225	208,495

Equity and Liabilities	375,993	392,108
Equity	235,975	232,419
Provisions and deferred taxes	483	193
Amounts payable	139,535	159,496

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Analysis

The evolution of the operations of the Company is in line with the operations of the Group. Reference is made to Section 1 of this report in this respect.

Operating income was €192.8 million in the year ended December 31, 2023 compared to €172.8 million in the year ended December 31, 2022, an increase of €20.0 million, or 11.6%.

Operating charges amounted to €188.3 million in the year ended December 31, 2023, compared to €181.0 million in the year ended December 31, 2022. This increase of 4.0% was mainly due to:

-	higher purchases of raw materials & consumables of €3.7 million;
-	lower purchases of services & other goods of €4.6 million;
-	a remuneration cost increase of €4.5 million or 8.8%;
-	depreciation and provisions decreased €1.0 million to €32.4 million and includes 100% depreciation of development expenses of €22.4 million that were activated in 2023, allowing the company to keep benefiting from tax credits.

As a result, the operating result in 2023 amounted to €4.6 million, compared to -€8.2 million in 2022.

Financial income amounted to €10.8 million in 2023, compared to €14.6 million in 2022 and included dividends of €1.4 million received from subsidiaries.

Financial charges amounted to €11.6 million in the year ended December 31, 2022, compared to €7.0 million in the year ended December 31, 2022. The 2023 financial charges included an impairment of €7.25 million of the participation in Materialise Motion NV.

In 2023 there is a net profit of €3.6 million, compared to a net loss of €0.9 million last year.

The total balance sheet amounted to €376.0 million in the year ended December 31, 2023, compared to €392.1 million in the year ended December 31, 2022.

Fixed assets net book value decreased €10.9 million to €169.4 million in the year ended December 31, 2023. Our participating interests decreased with €7.2 million to €41.1 million as a result of an impairment posted on the Materialise Motion NV participation.

Our other long term receivables of €4.2 million per December 31, 2023 included a convertible loan to Fluidda NV of €3.7 million.

Our cash at bank decreased €6.3 million to €109.6 million per December 31, 2023.

Our financial debt decreased €14.6 million to €53.1 million per December 31, 2022 of which €20.9 million is related to short term debt.

Total equity per December 31, 2023 amounts to €236.0 million compared to €232.4 million last year. This increase is the result of the incorporation of the net result of the year of €3.6 million.

Based on the positive operating result of the year, we maintain our valuation rules in the company based on going concern. Such presumption is justified by the Company’s strong equity position of €236.0 million per December 31, 2023 and the outcome of the sensitivity testing that we have performed on our projected income statements and bank covenants.

Appropriation of profit

The net profit for 2023, to be appropriated, amounted to €3,561,649.

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Together with the loss carried forward from previous financial years €12,338,497, we propose the total amount to be appropriated of €8,776,848 to be carried forward in its entirety.

3.	Structure and development of the group

On December 31, 2023, Materialise NV had the following (direct and indirect) subsidiaries:

Name	Jurisdiction of Incorporation
Materialise SAS	France
Materialise GmbH	Germany
Materialise Japan K.K.	Japan
Materialise s.r.o	The Czech Republic
Materialise USA, LLC	United States
OBL SAS	France
Materialise Austria GmbH	Austria
Materialise SDN. Bhd.	Malaysia
Materialise Ukraine LLC	Ukraine
RapidFit NV	Belgium
Materialise SA	Poland
Meridian Technique Limited	United Kingdom
OrthoView Holdings Limited	United Kingdom
Materialise Colombia SAS	Colombia
Materialise Motion NV	Belgium
Materialise Shanghai Co. Ltd.	China
Materialise Australia PTY Ltd	Australia
Materialise S.R.L.	Italy
ACTech Holding GmbH	Germany
ACTech GmbH	Germany
ACTech North America Inc.	United States
Engimplan Engenharia de Implante Industria E Comércio Ltda.	Brazil
Engimplan Holding Ltda.	Brazil
Materialise Limited	South Korea
Tianjin Zhenyuan Materialise Medical Technology Ltd	China

Materialise also has representative offices in Spain, and in Hungary.

On April 9, 2021, we acquired an option to buy Link3D Inc., which we exercised on November 15, 2021. We closed the acquisition on January 4, 2022. This acquisition was effected by our U.S. subsidiary, Materialise USA, LLC, by exercising the call option. As a result of this transaction, Materialise USA became the sole shareholder of Link3D, and subsequently Link3D was merged into Materialise USA. Link3D was an additive workflow and digital manufacturing software company. The acquisition of Link3D is intended to strengthen and accelerate the creation of the Materialise software platform.

On September 1, 2022, we acquired Identify3D, a company that develops software to encrypt, distribute and trace the flow of digital parts across complex supply chains. This acquisition was effected by our U.S. subsidiary, Materialise USA, LLC, and subsequently Identify3D was merged into Materialise USA. The acquisition of Identify3D is intended to strengthen the security features of our CO-AM platform.

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4.	Material events since the end of the financial year

No material events.

5.	Risks and uncertainties

The risks and uncertainties with which both the Group and the Company are faced, can be summarized as follows. For a more detailed explanation of these risks, please refer to the 20-F related to fiscal year 2023. However, other than those risks and uncertainties, we are not aware of any circumstances that are likely to have a material influence on the development of the Company.

-	We may not be able to maintain or increase the market share or reputation of our software and other products and services that they need to remain or become a market standard.

-	We may not be successful in continuing to enhance and adapt our software, products and services in line with developments in market technologies and demands.

-	The research and development programs that we are currently engaged in, or that we may establish in the future, may not be successful and our significant investments in these programs may be lost.

-	Existing and increased competition may reduce our revenue and profits.

-	We rely on collaborations with users of our additive manufacturing and related solutions to be present in certain large-scale markets and, indirectly, to expand into potentially high-growth specialty markets. Our inability to continue to develop or maintain these relationships in the future could harm our ability to remain competitive in existing markets and expand into other markets.

-	Our revenue and results of operations may fluctuate.

-	Inflation has had and may continue to have an adverse effect on our results.

-	Demand for additive manufacturing generally and our additive manufacturing software solutions, products and services in particular may not increase adequately, or at all.

-	We are dependent upon sales to certain industries.

-	If our relationships with suppliers, including with limited source suppliers of consumables, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

-	The dominant software subscription model in the industrial sector is changing, and we may not be successful in developing and deploying a cloud-based platform to offer our software.

-	We may not be able to successfully adapt our software offering to the changing needs of the additive manufacturing market.

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-	We depend on the knowledge and skills of key personnel throughout our entire organization, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.

-	We may need to raise additional capital from time to time in order to meet our growth strategy and may be unable to do so on attractive terms, or at all.

-	As a result of the armed conflict in Ukraine, our supporting operations in Kyiv are expected to continue to be subject to continuous reorganization, uncertainty and instability.

-	Our international operations pose currency risks, which may adversely affect our results of operations and net income.

-	Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

-	We may engage in acquisitions or investments that could disrupt our business, cause dilution to our shareholders and harm our financial condition and results of operations.

-	We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenue.

-	Failure to comply with applicable anti-corruption and trade sanctions legislation could result in fines, criminal penalties and an adverse effect on our business.

-	Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.

-	We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

-	A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results.

-	If our service center operations are disrupted, sales of our 3D printing services, including the medical devices that we print, may be affected, which could have an adverse effect on our results of operations.

-	Our failure to adequately address current and emerging sustainability risks, including environmental, social and governance (ESG) matters, could have a material adverse effect on our business, financial condition and results of operations.

-	Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

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-	Our Materialise Medical segment’s 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the U.S. Quality System Regulation, which is costly and could subject us to enforcement action.

-	If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

-	We do not expect to be a passive foreign investment company for U.S. federal income tax purposes; however, there is a risk that we may be classified as a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences to U.S. investors.

-	We may not be able to maintain or increase the market share or reputation of our software and other products and services that they need to remain or become a market standard.

6.	Research and development

We have an ongoing research and development program to improve and expand the capabilities of our existing technology portfolio, which reflects our continued investments in a range of disciplines, including software development, industrial, and mechanical and biomedical engineering.

We have a long history of research and development through collaborations, which augment our internal development efforts. As of December 31, 2023, we were active in over 20 government funded research projects and we also employed multiple researchers with a publicly funded scholarship. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2023, we had more than 50 active research and development projects in various stages of completion and approximately 540 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, Spain, the United Kingdom, the United States, Colombia, Ukraine and Malaysia.

We also regularly apply for research and development grants and subsidies under, among other, European, Belgian, British, French and German, grant rules. The majority of these grants and subsidies are non-refundable. We have received grants and subsidies from different authorities, including the Flemish government (VLAIO, or Vlaams Agentschap Innoveren en Ondernemen), the European Union (FP7 and H2020 framework programs) and BMBF, the German Federal Ministry of Education and Research.

We expect to continue to invest significantly in research and development in the future.

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7.	Financial instruments

The Company has used interest rate and foreign currency swaps as financial instruments in the course of the financial period. More detailed information is included in note 25 of our annual report on Form 20-F.

8.	Miscellaneous

8.1	Internal audit and risk management

Our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our internal control over financial reporting was effective as of December 31, 2023.

We further refer to Item 15 included in our annual report on Form 20-F which has been filed with the SEC and is available on our website.

8.2	Authorized capital

By resolution of the extraordinary shareholders' meeting of April 23, 2014, which entered into force on June 30, 2014, our shareholders authorized the board of directors, for a period of five years from August 18, 2014, to increase the Company's share capital, in one or more transactions, up to a maximum amount of €2,714,634.83 (the so-called authorised capital).

More recently (and replacing the previous resolution), by resolution of our extraordinary shareholders’ meeting of November 5, 2020, which entered into force on November 9, 2020, our shareholders authorized our board of directors, for a period of five years from November 9, 2020, to increase our share capital, in one or more transactions (including through the issuance of warrants), up to a maximum amount of €4,067,700.72 (the so-called authorised capital).

On June 9, 2021, the board of directors of the Company decided to increase the share capital of Materialise, which capital increase was confirmed on June 14, 2021 and July 6, 2021, by €320,000.00 (excluding an issuance premium of €78,484,793.95) and €48,000.00 (excluding an issuance premium of €11,772,719.09), respectively, against the issuance of 4,000,000 and 600,000 new ordinary shares, respectively. As such, the Company’s share capital was increased from €4,096,520.81 to €4,464,520.81, represented by 58,770,607 shares.

On the 28th of December 2022, the board of directors of the Company decided to increase the share capital of Materialise, after which the share capital became €4,487,050.49 represented by 59.067.186 shares.

In the context of the abovementioned capital increases, the board of directors decided to exclude the preferential subscription right of existing shareholders. The board of directors believed that doing so would allow the Company to (i) promptly respond to an opportunity in the financial markets and thus to (ii) efficiently acquire additional financial means that would ensure the further growth of the Company. As such, the board of directors concluded that excluding the preferential subscription right of existing shareholders was in the interest of the Company.

8.3	Acquisition or disposal of own shares

Not applicable.

8.4	Conflicts of interest

There have not been any disclosures of conflict of interest as provided by the Belgian Code of Companies and Associations

[Signature Page Follows]

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Done in Leuven on May 14, 2024

/s/ Wilfried Vancraen	/s/ Peter Leys
Wilfried Vancraen	Peter Leys
Director	Director